

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via Email
Kirsten Mellor
General Counsel
CafePress Inc.
1850 Gateway Drive, Suite 300
San Mateo, California 94404

> **Re:** **CafePress Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-174829**

Dear Ms. Mellor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. Please note that in the event that the requested information is not provided in your next amendment we may defer further review of the filing until the required information is provided. Please also allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide independent supplemental materials, with appropriate markings and page references, supporting the statements that you make in your filing regarding your industry. Where these statements are not supportable with independent third party data,

please characterize them as your belief and tell us the basis for your belief. We note the
following examples:

- "We are a leading e-commerce platform…" (pages 1 and 72),
- "According to eMarketer, in 2011, approximately 179 million consumers ages 14 and
  older in the United States will research products online…" (pages 2 and 73),
- "According to Feedonia, the U.S. screen printing…" (pages 2 and 74),
- "IDC estimates that the market for creative photo merchandise…" (page 2 and 74),
- "According to Promotional Products Association International, the promotional
  products industry grew…" (pages 3 and 74),
- "Beginning with the emergence of the "big box" retailers…" (page 73),
- "[W]e estimate the U.S. market for customizable retail goods is approximately $1.0
  trillion." (page 74),
- "We believe that we are recognized as pioneers in our industry…" (page 74),
- "We have developed compelling services and production capabilities…" (page 75),
- "Content owners sell their custom merchandise often within minutes…" (page 77),
  and
- "We…deliver consistent, high quality across multiple processes." (page 80).

Cover Page

3. Please revise your "CafePress at a glance" graphic to state how you define "member",
   and also to provide a comparative graphic regarding your "customers." In this regard, we
   refer to the information you provide on page 47 regarding members and page 49
   regarding customers.

Prospectus summary, page 1

4. Please revise your summary to provide a brief explanation of members and customers
   and/or provide a cross-reference to the explanations provided on pages 47 and 49.

5. Please revise the second sentence of the first paragraph of your Summary to remove any
   implication that your summary does not address the key aspects of your filing. See Item
   503(a) of Regulation S-K and the related instruction.

6. We note that much of the discussion in your Summary is identical to your Business
   discussion beginning on page 72. You should avoid repeating disclosure in different
   sections of your filing that increases the size of the document but does not enhance the
   quality of information. Please revise or advise us why you believe this duplicative
   disclosure is appropriate. Refer to Note 4 to Rule 421(b) of Regulation C under the
   Securities Act of 1933, as amended, and Instruction to paragraph 503(a) of Regulation S-
   K.

Company Overview, page 1

7. Please revise the first sentence of the third paragraph under this subheading on page one to clarify the meaning of "power customization." We note that you make similar references on pages 4, 72 and 76. In general, you should avoid highly technical business terms. See Rule 421(b)(4) of Regulation C under the Securities Act of 1933.

8. Please revise to clarify what makes a product unique, as it relates to your indication that you have 325 million "unique" products. Specifically, if you are arriving at this amount in terms of both the type of merchandise and content of your products, please state this.

9. You state that you have "seen significant growth" since your founding in 1999. Please revise to clarify by what measure your growth has occurred. For example, if your significant growth is measured in terms of number of customers, please state as much.

Our Strengths, page 3

10. Please balance your strengths disclosure with a discussion of the principal competitive challenges or risks facing the company. We note that you have included a summary of certain risks and challenges on page six, but this summary is neither commensurate with your discussion of strengths nor has it been presented with equal prominence. This comment also applies to the discussion of your strengths beginning on page 74 of your filing.

Risk factors, page 12

11. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosure:

    *   "We are subject to customer payment-related risks." (page 22),
    *   "If we fail to manage our relationships with our suppliers…" (page 22),
    *   "Future strategic alliances or acquisitions may have a material and adverse effect…" (page 24)
    *   "We may be subject to legal proceedings…" (page 26),
    *   "Uncertainties regarding the growth and sustained profitability…" (page 28),
    *   "If we fail to comply with anti-bribery laws…" (page 29),
    *   "Our share price may be volatile…" (page 31),
    *   "If securities or industry analysts do not publish research or reports…" (page 32)
    *   "We may not be able to obtain additional capital…" (page 34), and
    *   "Delaware law and our corporate charter and bylaws…" (page 34).

We may not be able to obtain additional capital…, page 34

12. Please revise the first sentence of this risk factor on page 34 to remove the mitigating language. Your risk factors should not include language that mitigates the point of the risk.

Dilution, page 41

13. When presenting the net tangible book value dilution to new shareholders, please begin with as reported net tangible book value per share and separately quantify the per share impact of the conversion of your preferred stock into common shares in arriving at pro forma net tangible book value per share.

Management's discussion and analysis of financial condition and results of operations, page 47

14. Please expand the last paragraph on page 47 to describe the "differentiated royalty and pricing structure" that you adopted in mid-2009. We note that you make similar references on pages 64 and 67.

Overview, page 47

15. We note that you indicate that an important driver for your growth is customer acquisition and your recent results of operations indicate the costs of acquiring new customers have been increasing. Where you refer to "customer acquisition costs" in your discussion of "Results of Operations - Sales and Marketing," please elaborate upon exactly what actions you are taking that cause these costs to arise. Considering you state in various places in this discussion that you seek to expand your customer base, in an appropriate place in this discussion please elaborate upon how these efforts will impact your results of operations going forward and whether you expect income from operations to continue to decline as a result of increased sales and marketing expenses. In this regard, we note that increased sales and marketing expenses had a negative impact on income from operations in the most recent quarter ended March 31, 2011 but it is not clear whether you expect this trend to continue or if this was a unique occurrence.

16. Here, or in an appropriate place in this discussion, please revise to elaborate upon how you generate revenues. If you generate revenue exclusively from the sale of products, please state this; in this regard we note that you generated other income from the sale of a domain name in 2010, though it is not clear if this was a one-time event. Further, your discussion of the CafePress platform would lead us to believe that you derive revenues from your front-end design and sales channels and your back-end services, though the amount of revenues derived from each is unclear. Please revise to clarify. Finally, if your revenues from operations reflect a greater dependency upon certain types of customers more than others, please state this. Please also apply this comment, as appropriate, to your Business discussion beginning on page 72.

Critical accounting policies, page 51

Revenue recognition, page 52

17. We note that you account for flash deal promotions through group-buying websites as gift certificates and recognize estimated gift certificate breakage on gift certificate sales and flash deal promotions "as a component of net revenues in proportion to the actual gift certificate redemptions based on an analysis of historical breakage experience." We interpret this to mean that you recognize breakage proportionally or asymmetrically over the period of performance, that is, over the period that the remaining gift card values are redeemed. If our understanding is not correct, please clarify your accounting treatment. If our understanding is correct, please tell us in further detail how you determine the performance period and whether the method is proportional. Provide evidence that demonstrates to us that the obligation for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift certificates and whether you track the history of redemptions versus expiration or rely on some outside party. Tell us whether you have ever waived expiration dates and if so, how your action(s) affects the determination of breakage. Lastly, revise your filing to quantify the amount of breakage recognized for each period presented. On a separate note, if the discounts provided to end customers and the fee retained by the group-buying websites are not reflected as a reduction of net revenues upon redemption, please tell us in further detail how you record the costs associated with the redemption of your gift certificates.

Goodwill and intangible assets, page 53

18. Please tell us and disclose how you determine your reporting units under ASC paragraphs 350-20-35-33 through 35-38 for purposes of goodwill impairment testing. In explaining in detail how you determined your two reporting units, clarify for us whether multiple components have been aggregated into those reporting units. Additionally, please disclose whether your art reporting unit is at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If your art reporting unit is not at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if your art reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:
   - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Considering the materiality of goodwill to your financial statements, please provide the requested disclosures in your next filing.

Stock-based compensation, page 54

19. Please address the following items related to your stock-based compensation issuances:

- Please tell us and disclose the method(s) you use to allocate enterprise value to your common stock.

- We note your disclosure on page 55 that you used the market approach as a reasonableness check for the fair values derived from the income approach. Please tell us if the income and market approaches resulted in materially disparate fair values at any of your valuation dates.

- Provide us objective support for the amount of the marketability discounts used in your valuations and describe the factors that support the changes in the marketability discount used at each valuation date.

- We note your disclosure on page 54 that you derive expected volatility from the historical volatilities of several unrelated public companies within the online retail industries. Please tell us and disclose why you use historical volatility as opposed to implied volatility or a combination of both methods.

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

20. Please tell us your anticipated IPO price at the point you first initiated discussions with underwriters and the time frame over which the underwriters first communicated their estimated price range. Tell us the amount of this range and any subsequent changes along with a dateline of any events that impacted the range.

Results of operations, page 59

21. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In

addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note that your net revenues from fiscal 2009 to fiscal 2010 increased by 24% "due to an increase in the number of customers and overall orders" and the growth in certain product categories. Please quantify the extent to which the increase was due to the significant factors contributing to this increase. To the extent you can perform a price/volume analysis or provide statistics such as average customer sale or average transaction sale, please supplement your revenue discussion. To the extent material, ensure that you specifically quantify the impact of your Canvas On Demand acquisition on each line item of your fiscal 2010 results. Please also expand your disclosures to discuss the reason(s) for any trends in your revenues. Please note that this revenue example is an illustration and the contents of this comment should be applied to the rest of your results of operations discussion, particularly your cost of net revenues, sales and marketing, technology and development, and general and administrative expense narratives. Considering certain expenses within individual line items may not track closely with changes in net revenues, please quantify changes between periods in dollars as well as on a percentage of sales basis. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Comparison of the three months ended March 31, 2010 and March 31, 2011, page 60

Net revenues, page 60

22. We note that you partially attribute your significant increase in net revenues for the quarter ended March 31, 2011, as compared to the same period in 2010, to "new customer acquisitions." Please disclose the extent to which you believe the increase is due to your acquisition of Canvas on Demand in September 2010 or the promotional offerings you refer to in the next paragraph or both. Please also discuss whether you believe this increase is a trend that you expect to continue or if it is a one-time event. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and capital resources, page 68

23. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. For example, please revise your disclosure on page 69 to explain why accounts payable, deferred revenue and accrued liabilities increased more than accounts receivable, inventory and other current assets. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

24. Discuss any material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. In this regard, we note that your risk factor discussion indicates that you plan to expand your production and logistics centers and

distribution network and you have indicated that you plan on devoting some of the proceeds of this offering towards capital expenditures. See Item 303(a)(2)(i) of Regulation S-K.

Contractual obligations, page 70

25. We note your indication that you have accrued liabilities for the earn-out payments due to the former owners of Canvas on Demand. Please revise to provide the terms of the earn-out payments, including the performance targets. Please also discuss to what extent you will be hitting those targets as of the most recent practicable date.

Business, page 72

Our strengths, page 74

26. We note your disclosure under "Innovative and efficient operations" on page 75 that shipment of product often occurs within 24 hours from the time it is ordered. Please expand this disclosure to also state the average time it takes for a product to ship from the time it is ordered. Please ensure that you provide this additional information in all locations where you reference the 24 hour time period, as well as on page 48 where you state that you "generally process and ship orders within three business days after a customer places an order."

27. Please expand your "Long tail marketing expertise" discussion on page 75 to (i) explain the basis for your statement that you possess "expertise in data mining and analytics", (ii) explain the basis of your belief that your online marketing initiatives enable you to acquire new customers "more cost-effectively", and (iii) explain the relationship between your online marketing initiatives and complex search queries.

The CafePress platform, page 75

28. Please expand your disclosure under the subheading "CafePress content owners" on page 76 to further explain what constitutes a "licensed property."

Sales and marketing, page 80

29. Please expand your "Search engine optimization" discussion on page 80 to avoid the use of technical business terminology and clearly explain your search engine optimization practices. See Rule 421(b)(4) of Regulation C under the Securities Act of 1933.

Government Regulation, page 83

30. You mention that numerous laws and regulatory schemes have been adopted internationally that have a direct impact on your business and operations, however, you do not discuss any international regulations here. Please revise or advise. In this regard,

we note your risk factor disclosure on page 20 references certain international regulations that may subject you to liability.

Management, page 87

Executive officers and directors, page 87

31. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Marino and Durham should serve as directors. Refer to Item 401(e)(1) of Regulation S-K.

Board of directors committees, page 91

32. Please tell us how you determined that Mr. Leone, in light of his role as a stockholder of you, is not affiliated with you and, therefore, ineligible to serve as a member of your audit committee. Refer to Exchange Act Rule 10A-3(b)(1)(ii).

2010 director compensation, page 93

33. Please tell us how you arrived at the amounts you determined to award in the form of equity compensation in 2010 to your directors. In this regard, we note that the amounts reflected in the outstanding equity awards table are slightly different for each director (and that the option expiration dates for Mr. Connolly differs).

Executive compensation, page 94

Compensation discussion and analysis, page 94

34. Please revise your disclosure to elaborate upon what findings and recommendations, if any, Radford made after conducting its competitive review and analysis of your compensation program.

Compensation decisions and the role of the compensation committee, page 95

35. In the last paragraph on page 95 you mention that your compensation committee and your directors used the information assembled by Radford "aimed to set the compensation of each such officer near the 50th percentile." As it appears that you engaged in benchmarking in setting your overall compensation, please identify the components of the benchmark utilized. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

36. Please expand your disclosure in the first paragraph on page 97 to discuss the factors considered by the compensation committee in recommending that Mr. Durham's base

salary be decreased from $294,000 in 2010 to $250,000 in 2011. See Item 402(b)(2)(ix) of Regulation S-K.

Cash incentive compensation, page 97

37. We note your disclosure on page 100 that the compensation committee has negative discretion to reduce annual bonus payouts. Please expand your disclosure on page 97 to disclose that this discretion can be or, if applicable, has been exercised. See Item 402(b)(2)(vi) of Regulation S-K.

38. Please revise your discussion in the third full paragraph on page 97 to clarify whether the profit target of $11.1 million was based on gross profit, net income, or otherwise. In this regard, it is not clear to us how you arrived at the amounts you ultimately paid to your executive officers.

Equity-based compensation, page 98

39. Please describe the factors considered by the compensation committee in determining the amounts of the 2010 equity-based compensation awarded to Mr. Marino and Ms. Johnson. See Item 402(b) of Regulation S-K.

Related party transactions, page 111

40. Please identify the related parties that hold the registration rights that are discussed here, pursuant to Item 404(a)(1) of Regulation S-K.

Financial Statements

2. Summary of significant accounting policies, page F-7

Segments, page F-7

41. We note your disclosure that you have "a single reportable segment and operating unit structure." Please disclose the factors used to identify your reportable segment(s) and tell us if you aggregated more than one operating segment into your single reportable segment. See ASC 280-10-50-21. In doing so, clarify if your use of the term "operating unit" equates to an operating segment under ASC 280-10-50-1, a reporting unit as defined in ASC 350-20-20, or some other level. Clarify if your chief operating decision maker regularly reviews any disaggregated data below the consolidated level. If not, explain what information your CODM uses to make resource allocation decisions and assess performance, including the performance of recent acquisitions and individual websites. In this regard, you should indicate the extent to which businesses you acquired and individual websites are operated autonomously or integrated within the corporate structure or provide us with the pertinent information that you believe supports your

position. If you believe you only have one operating segment, explain to us in detail, identifying specific reports used, as to how you reached that determination.

Concentration of credit risk and other risks and uncertainties, page F-9

42. You state that one customer accounted for 87% of gross accounts receivable as of December 31, 2009 and two customers accounted for 91% of gross accounts receivable as of December 31, 2010. You also state that your accounts receivables are generated through credit card sales. Please advise us whether accounts receivables principally represent credit card drafts in the process of collection. If so, please explain the revenue recognition process of such receivables, including whether they are recorded upon receipt of a credit card order or upon delivery of the product. Please reconcile this timing with your revenue recognition process of recording sales upon delivery. If receivables are not due to credit card drafts, please tell us and consider revising your disclosures to address why a small number of customers make up such a significant portion of your accounts receivable balance and how such receivable balances were generated.

Impairment of long-lived assets and intangible assets, page F-11

43. Please tell us, with a view toward summary disclosure, the level at which you test your long-lived assets for impairment. If any assets are tested for impairment at the consolidated entity level, please identify those assets and explain to us in detail why you are unable to test them for impairment at a level closer to the revenue generation level of the asset or group of assets. We may have further comment.

Minimum royalty and content license commitments, page F-11

44. We note that royalty-based obligations are generally either paid in advance and capitalized on the balance sheet as prepaid royalties or accrued as incurred. Please address the following items:

- For royalties paid in advance, please tell us and disclose if you amortize the balance based on a per-transaction amount or if the balance is amortized on some other basis, such as on a straight-line basis over a fixed contract period.

- Tell us and disclose if the prepaid royalties are refundable or nonrefundable. If they are refundable, please disclose the refund terms.

- We note that contracts with some licensors include minimum guaranteed royalty payments which are payable regardless of the ultimate volume of sales. Based on your disclosures, it appears you record offsetting assets and liabilities for the guaranteed amounts and, presumably, amortize the asset over the contractual period. If our understanding is correct, please clarify why you record assets related to these guarantees as opposed to recording the expenses as they are incurred over the sales period related to the royalty payments. In this regard, you may want to address how the minimum guaranteed royalty payments represent liabilities. If our understanding of your accounting is incorrect, please clarify your accounting treatment.

- We note your disclosure on page 47 that you adopted a differentiated royalty policy during fiscal 2009 that positively impacted your gross margin. Please tell us further information about this change and consider quantifying the positive impact of this change in your results of operations discussion.

Stock-based compensation, page F-13

45. We note your disclosure that equity instruments issued to non-employees are recorded at their fair value on the measurement date. Please tell us and disclose in further detail how you account for equity instruments issued to individuals other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with ASC 505-50 and/or other applicable accounting guidance.

6. Acquisitions, page F-19

46. We note that the purchase price allocation for your Imagekind, Inc. acquisition was largely to goodwill. Please address the following items related to this acquisition:

- Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated. In this regard, please tell us and expand your disclosures to discuss the business rationale that led you to pay such a significant premium over the fair value of the net assets acquired.

- Tell us in sufficient detail how you determined the fair value of the convertible preferred stock, common stock, and common stock options issued in the acquisition.

7. Convertible preferred stock, page F-21

47. If, as we assume, you determined that the conversion features of your convertible preferred shares are outside of the scope of ASC 815, please tell us whether or not you recorded any beneficial conversion features associated with your issuances of preferred stock and discuss the reasons for your determination. Provide us with the commitment date, the commitment-date fair value of your common stock, and your calculation of the effective conversion price for each preferred stock issuance. Please ensure you tell us in detail how you determined the commitment-date fair value of your common stock. Please cite the applicable authoritative accounting guidance in your response.

8. Stockholders' equity, page F-23

    48. We note your disclosure on page F-24 that compensation expense related to your repriced options is "being amortized using the Pool Approach." Please tell us what the "Pool Approach" entails and how your method complies with authoritative accounting guidance.

9. Net income (loss) per share of common stock, page F-27

    49. We note that you excluded the convertible preferred stock from your fiscal 2009 and 2010 diluted EPS calculations since you deemed their impact to be anti-dilutive. Please demonstrate to us how you determined the impact of your convertible preferred stock was anti-dilutive. For consistency with your page F-14 disclosure, please also revise the last sentence in the first paragraph of this footnote to clarify, if true, that the dilutive effect of your convertible preferred stock is computed using the if-converted method if it is more dilutive than the two class method.

    50. Please provide a narrative immediately prior to your pro forma EPS table that describes the specific transactions assumed in the pro forma computations.

11. Commitments and Contingencies, page F-30

    51. You disclose that you believe the ultimate liability with respect to your legal proceedings and claims will not have a material adverse effect on your operating results, financial position or cash flows. It is unclear to us whether this statement is intended to convey that your accrued liability amounts are not material to your financial statements or whether this statement also is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please revise your disclosure to provide an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated operating results, financial position or cash flows, we will not object to a statement to that effect.

Canvas on Demand, LLC Balance Sheet, page F-34

    52. Please provide us with your investment significance test under Rule 3-05 of Regulation S-X in determining that only one audited year of financial statements was required.

Unaudited Pro Forma Combined Consolidated Statements of Operations, page F-45

53. Please include a pro forma adjustment to remove, if material, the direct, incremental costs of the Canvas On Demand acquisition.

Item 17. Undertakings, page II-5

54. Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Please revise. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibits

55. Please file all required exhibits, including the legal opinion and form of underwriting agreement, in a timely manner as we will require sufficient time to review them before your registration statement goes effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or, in his absence, me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Davina Kaile
        Pillsbury Winthrop Shaw Pittman
        Via Email